UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Ashford Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

044104-10-7

(CUSIP Number)

J. Robison Hays III
14185 Dallas Parkway, Suite 1200
Dallas, Texas 75254
(972) 490-9600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 17, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person or I.R.S. Identification No. of Above Person J. Robison Hays III

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO/PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 286,413(1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 286,413(1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 286,413(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒ (1)

13	Percent of Class Represented by Amount in Row (11) 8.0%(3)

14	Type of Reporting Person IN

(1)	Includes 77 Common Units and 162,451 Class 2 LTIP Units.
(2)	Based on 3,431,075 shares of Common Stock outstanding as of April 18, 2024, plus the following: (i) 77 Common Units; (ii) 162,451 Class 2 LTIP Units; and (iii) any other Securities beneficially owned by the Reporting Person that are convertible into Common Stock.
(3)	Includes 123,885 shares of Common Stock, 77 Common Units and 162,451 Class 2 LTIP Units held directly by the Reporting Person.

Explanatory Note

This Amendment No. 2 (this “Amendment”) relates to the Schedule 13D filed on April 7, 2023 (as amended through the date of this Amendment, the “Schedule 13D”) by Mr. Hays, relating to the Common Stock. Except as specifically amended by this Amendment, the Schedule 13D remains unchanged. Capitalized terms used but not defined in this Amendment shall have the meanings set forth in the Schedule 13D.

Item 2. Identity and Background

Item 2(c) of the Schedule 13D is hereby amended to include the following:

On April 17, 2024, the Reporting Person, Senior Managing Director of Ashford Inc. (the “Company”), gave notice of his intention to voluntarily resign from his employment and all other employment-related positions he holds with the Company and its subsidiaries, affiliated entities, and entities that it advises (including in his role as President and Chief Executive Officer at Ashford Hospitality Trust, Inc.). Mr. Hay’s resignation is expected to be effective June 30, 2024.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to include the following:

The information set forth in Item 2 of this Amendment is incorporated into this Item 4 by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2024

By:	/s/ J. Robison Hays III
J. Robison Hays III